September 6, 2018

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                 James Rosenberg

Christine Allen-Torney

Lisa Vanjoske

Re:                                                     Loxo Oncology, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed March 1, 2018
File No. 001-36562

Ladies and Gentlemen:

We are submitting this letter on behalf of Loxo Oncology, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on August 22, 2018 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2017 (File No. 001-36562), filed with the Commission on March 1, 2018. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for the fiscal year ended December 31, 2017

Financial Statements

Notes to the Financial Statements

3. Collaboration Agreement, page 76

1.                                      With regard to the $400 million non-refundable, upfront license fee received in the agreement with Bayer and the estimates made in accounting for the agreement, please tell us:

•                  more specifically what you mean by “Therefore, there was significant judgment applied in determining a reasonable, rational method of recognizing revenue under the Bayer Agreement, with the Company considering the guidance in ASC 606 Revenue from Contracts with Customers,” and whether and, if so, to what extent you analogized to ASC 606 or other literature and, if not, the basis in the accounting literature for the accounting you applied to separate, allocate, measure and recognize amounts within the collaborative arrangement,

Response:

To assess the accounting to be applied to the collaborative arrangement with Bayer, the Company first considered the guidance in ASC 808, Collaborative Arrangements, and concluded that the arrangement with Bayer was a collaborative arrangement as defined in ASC 808-10-20, because both the Company and Bayer are active participants in the development and commercialization of larotrectinib and LOXO-195 (the “Products”) and both are exposed to the significant risks and rewards dependent on the commercial success of the joint operating activity.

ASC 808 does not address recognition or measurement matters related to collaborative arrangements, for example, determining the appropriate units of accounting, the appropriate recognition requirements for a given unit of accounting, or when the recognition criteria are met (ASC 808-10-15-5). It also states that payments between participants pursuant to a collaborative arrangement that are within the scope of other authoritative accounting literature on income statement classification shall be accounted for using the relevant provisions of that literature. If the payments are not within the scope of other authoritative accounting literature, the income statement classification for the payments shall be based on an analogy to authoritative accounting literature or if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election (ASC 808-10-45-3).

The collaborative arrangement with Bayer commenced in November 2017. Due to the timing of the effective date of ASC 606, Revenue from Contracts with Customers, and the ability to early adopt the guidance within, the Company assessed whether Bayer was a customer for each of the potential cash inflows arising from the collaborative arrangement under ASC 606. Based on the guidance in 606-10-15-3, the Company determined that Bayer was not a customer because both parties share equally in the risks and rewards of the activities and processes within the collaborative arrangement, including shared costs of continued development, shared commercialization costs, participation on both a Joint Steering Committee and Global Steering Committee and the potential for sales proceeds from external customers once marketing authorization is received from the FDA. There is significant continued involvement by both parties under the collaborative arrangement.

Due to the nature of the collaborative arrangement, as described above, the Company did not believe fully applying or analogizing to the guidance in ASC 606 was appropriate because the Company determined that the agreement with Bayer did not represent a vendor-customer relationship. As such, in accordance with ASC 808-10-45-3 and 4, the Company developed a reasonable, rational and consistently applied accounting policy for each of the payments between the Company and Bayer that was informed by  aspects of ASC 606 as well as ASC 730, Research and Development, as further described below.

Consistent with the guidance in ASC 808-10-45-3 and 4, the Company evaluated the accounting for the upfront payment as well as the regulatory milestones, first commercial sales event milestones, sales-based milestones, profit sharing and royalties based upon the nature of the arrangement, the nature of its business operations, the contractual terms of the arrangement, and whether those payments are within the scope of other authoritative accounting literature on income statement classification.  The Company concluded that the upfront payment of $400 million, as well the regulatory and first commercial sales event milestones, sales-based milestones, profit sharing and royalties, related to the transfer of the licenses to Bayer.  The Company considered the guidance in ASC 606-10-25-14 through 22, related to the identification of performance obligations, to determine whether the licenses are separable units of accounting or a single unit of accounting and concluded that Bayer is able to obtain the utility of the larotrectinib and LOXO-195 licenses separately.

The Company also considered the guidance in ASC 606-10-32-5 through 9 and ASC 606-10-32-11 through 13 to determine the measurement of the arrangement consideration related to the licenses.  At contract inception, the Company determined that the upfront payment should be included in the transaction price and constituted the consideration to be allocated to the two licenses.  The future potential milestone amounts were not included in the transaction price, as they were all determined to be fully constrained following the concepts of ASC 606.  Additionally, the Company expects that any consideration related to royalties and sales-based milestones will be recognized wholly when the subsequent sales occur (based on the concepts in ASC 606-10-55-65 through 65B).

The Company considered the guidance in ASC 606-10-32-29 through 34 to allocate the arrangement consideration to the two licenses.  The Company allocated the estimated consideration to the licenses based on its estimate of the relative estimated standalone selling prices. This resulted in an allocation at contract inception of $280 million to larotrectinib and $120 million to LOXO-195.  In the event that it is probable that a significant reversal of income will not occur for a regulatory milestone, that amount will be included in the license consideration and allocated to the specific license to which it relates, consistent with the guidance in ASC 606-10-32-39 and 40.

In order to determine the period of attribution of the license consideration, the Company considered that Bayer is unable to obtain the utility of the licenses without the benefit of the research and development activities.  The Company considered the guidance in ASC 606-10-55-20 and concluded that it will recognize collaboration revenue for the licenses over time using a proportional performance method based on development costs incurred as it is the most appropriate measure of the utility of the licenses provided to Bayer in the collaborative arrangement.  The cumulative effect of increases in the license consideration related to regulatory milestones will be recorded in the period it is probable that a significant reversal of income will not occur, consistent with ASC 606-10-32-11 through 13.  The cumulative effect of revisions to estimated costs to complete the development activities will be recorded in the period in which changes are identified and amounts can be reasonably estimated, consistent with the guidance in ASC 606-10-25-35.

The Company also evaluated the accounting for the reimbursement by Bayer of 50% of the Company’s development spend based upon the nature of the arrangement, the nature of the Company’s business operations, the contractual terms of the arrangement, and whether those payments are within the scope of other authoritative accounting literature on income statement classification.  The Company has not historically performed research and development activities for other parties (i.e., similar to the services that a contract research organization would perform) and Bayer is actively participating in the development activities through participation on the Global Steering Committee and Joint Steering Committee.  For these reasons, the Company does not consider performing research and development services for reimbursement to be part of its ongoing major or central operations.  The guidance in ASC 808 includes Example 1 in which “Biotech” considers performing research and development services to be part of its ongoing major or central operations, resulting in the characterization of consideration for these services as revenue.  Conversely, Little Pharma concludes in Example 3 that performing contract research and development services is not part of its ongoing major or central operations and any payment from Big Pharma for these activities will be characterized as a reduction of its research and development costs.  As the Company does not consider the performance of research and development services for reimbursement to be part of its ongoing major or central operations, the Company will recognize the payments received as a reduction of research and development expense when the related costs are incurred.

Finally, the Company evaluated the accounting for the payments related to the commercialization of products.  This includes payments by the Company to Bayer for 50% of the US commercial costs and receipt by the Company for 50% of the profits (losses).  The Company considered Example 2 to ASC 808 (ASC 808-10-55-7 through 10), concluding that Bayer is considered to be the principal for commercial activities with third parties.  Consistent with Example 2, the Company will not present sales, cost of sales, or marketing expenses related to the sales transactions with third parties because it is not the principal on those transactions.  Instead, the consideration due from Bayer for its share of profits and royalties from commercialization activities will be recognized as collaboration revenue when incurred.  In addition, amounts owed to Bayer for Loxo’s share of commercialization activities, including co-promotion costs, will be recognized as a reduction of collaboration revenue.

In recognition of the SEC Staff’s comment, the Company acknowledges that its previous disclosure of its accounting policy warrants clarification.  Therefore, the Company intends to clarify its accounting policy for the collaboration agreement in future filings, consistent with the example disclosure included in Attachment 1.

•                  the amount allocated to each of larotrectinib and LOXO-195 and your consideration of disclosing the amount allocated to each of larotrectinib and LOXO-195 separately,

Response:

As described in the response above, the Company initially allocated $280 million to larotrectinib and $120 million to LOXO-195. The Company acknowledges the SEC Staff’s comment and intends to provide disclosure of the amounts allocated to the licenses in future filings, consistent with the example disclosure included in Attachment 1.

•                  how you determined the five years over which you will complete development activities for larotrectinib when we note the FDA accepted a New Drug Application on May 29, 2018,

Response:

At inception of the agreement, the Company estimated that the collaboration revenue for larotrectinib and LOXO-195 will be recognized over 5 and 7 years, respectively, which equates to a weighted average period of 1.5 years for larotrectinib and 2.5 years for LOXO-195, based on the agreed upon development plan.

For larotrectinib, the development plan contemplates the development of companion diagnostics to identify patients with tumors that harbor TRK fusions and would benefit from larotrectinib.  These development activities will go beyond the FDA approval date of larotrectinib, and the diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities as medical devices before commercialization.

•                  your basis in the accounting literature for recognizing milestone payments when achieved addressing regulatory milestones separately from sales milestones,

Response:

As described in the first response, the Company considered the guidance in ASC 808 and ASC 606 in determining its accounting policy for recognizing milestone payments. In particular, the Company concluded that payments related to regulatory milestones, first commercial sale event milestones and the $25 million milestone upon achieving a certain aggregate U.S. net sales threshold relate to the licenses transferred.  The Company’s accounting policy for the measurement of consideration related to the licenses was informed by ASC 606, including ASC 606-10-32-5 through 9 and ASC 606-10-32-11 through 13.  The Company has concluded that it is currently appropriate to constrain the variable consideration related to regulatory and first commercial sale event milestones as it is not probable that a significant reversal in the amount of cumulative revenue recognized will not occur.  The cumulative effect of increases in license consideration related to regulatory and first commercial sale event milestones will be recorded in the period that it is probable that a significant reversal of income will not occur and allocated to the specific license to which it relates, consistent with the variable consideration constraint guidance in ASC 606-10-32-11 through 13.

The Company considered the guidance in ASC 606-10-55-65 through 65B as it relates to recognition for the $25 million milestone upon achieving a certain aggregate U.S. net sales threshold, the $475 million milestones upon achieving certain Ex-U.S. net sales thresholds, as well as future royalty payments from sales to third parties. Based on this guidance, the Company will recognize sales based milestones and royalties when the underlying sales occur.

•                  why you record reimbursement for 50% of your development activity expenses incurred as a reduction to research and development costs rather than as part of the transaction price for purposes of recording revenue given your accounting for research and development activities as a performance obligation that you recognize using the proportional performance method,

Response:

As described in the response above, the Company historically has not performed research and development activities for other parties (i.e. similar to the services that a contract research organization would perform) and Bayer is actively participating in the development activities through participation on the Global Steering Committee and Joint Steering Committee and the contractual terms call for reimbursement of 50% of the Company’s development costs.  Consistent with the discussion in ASC 808-10-45-4, the performance of research and development activities is not part of the Company’s ongoing major and central operations.  As a result, the Company believes that reimbursement by Bayer is representative of the joint risk sharing nature of the arrangement and does not represent a vendor-customer relationship.  Therefore, the Company concluded that it will recognize the payments received as a component of research and development expense when the related costs are incurred, consistent with Example 3 of ASC 808.

•                  the basis in the accounting literature for presenting in 2018 the co-promote loss as negative revenue rather than as an expense, and

Response:

As described in the first response, the Company considered the guidance in ASC 808 and ASC 606 in determining its accounting policy for recognizing net sales and co-promotional costs/reimbursements as collaboration revenue. Specifically, the Company considered the guidance in Example 2 of ASC 808 (paragraphs 55-7 through 10) when determining its accounting policy for recording net sales and co-promotional costs/reimbursements and has concluded that since the Company is not the principal in the sale of the product to end customers (Bayer is the principal), its accounting policy will be to record net amounts received from Bayer for its share of the sales to third parties as Revenue from collaboration agreement on the Statement of Operations. Additionally, the amount of co-promotional (marketing and advertising type) costs that are paid to Bayer by the Company for reimbursement will be classified as a reduction to its share of the net profits from sales and will be recorded as a reduction of Revenue from collaboration agreement on the Statement of Operations. The Company believes this classification is appropriate based on the nature of the reimbursement and provides a transparent footnote disclosure as to the amount in its March 31, 2018 and June 30, 2018 Form 10-Qs.  However, in light of the SEC Staff’s comment, the Company intends to clarify its accounting policy for the collaboration agreement in future filings, consistent with the example disclosure included in Attachment 1.

•                  the breakout showing the amount and type of regulatory versus sales milestone related to the $450 million in milestone payments upon larotrectinib regulatory approvals and first commercial sale events in certain major markets and an additional $200 million in milestone payments upon LOXO-195 regulatory approvals and first commercial sale events in certain major markets.

Response:

The Company respectfully acknowledges the Staff’s comment.  The Company respectfully submits that it believes that the current disclosure already reflects the breakout of regulatory and sales milestones. Since the first commercial sale milestones are closely related to regulatory milestones and not contingent on reaching a certain sales threshold, the Company grouped regulatory and first commercial sale milestones together.  In addition, there is also a $25 million milestone that is dependent on reaching a certain sales threshold for sales in the US and $475 million in milestones that may be earned upon sales thresholds outside of the U.S., which were broken out and disclosed separately. The current disclosure in the Company’s filings reads as follows:

“In addition to the upfront cash payment of $400 million, the Company is eligible to receive $450 million in milestone payments upon larotrectinib regulatory approvals and first commercial sale events in certain major markets and an additional $200 million in milestone payments upon LOXO-195 regulatory approvals and first commercial sale events in certain major markets…

Bayer will also pay the Company a $25 million milestone upon achieving a certain aggregate U.S. net sales threshold…

Outside of the U.S., where Bayer will commercialize, Bayer will pay us tiered, double digit royalties on net sales, and sales milestones totaling $475 million.”

The Company also respectfully submits that it believes that the current disclosure provides investors with the material information necessary for making an investment decision without disclosing commercially competitive information, and the Company had previously sought and received confidential treatment of the individual regulatory and first commercial sale milestones.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7292, or, in my absence, Julia Forbess at (415) 875-2420.

Sincerely,

/s/ Robert A. Freedman
Robert A. Freedman
Fenwick & West LLP

cc:

Joshua H. Bilenker, M.D., Chief Executive Officer

Jennifer Burstein, Senior Vice President of Finance

Loxo Oncology, Inc.

Effie Toshav, Esq.

Julia Forbess, Esq.

Fenwick & West LLP

Attachment 1

Revised portion of Note 2. Summary of Significant Accounting Policies

Significant Accounting Policy

Collaboration ~~Agreements~~Arrangements

The Company evaluates its collaborative arrangements pursuant to ASC 808, Collaborative Arrangements (ASC 808) and ASC 606, Revenue from Contracts with Customers (ASC 606). The Company considers the nature and contractual terms of collaboration arrangements and assesses whether ~~an~~the arrangement ~~is~~involves a ~~collaborative~~ joint operating activity pursuant to which the Company is an active participant and is exposed to significant risks and rewards with respect to the arrangement ~~under the FASB ASC Topic 808, Collaborative Arrangements, at its inception based on the facts and circumstances specific~~. If the Company is an active participant and is exposed to significant risks and rewards with respect to the arrangement~~. The~~, the Company ~~also reevaluates whether an~~accounts for the arrangement ~~qualifies~~as a collaboration under ASC 808. To date, the Company has only entered into a single collaboration agreement with Bayer which was determined to be in the scope of ASC 808.

ASC 808 does not address recognition or ~~continues to qualify as a~~ measurement matters related to collaborative arrangements. Payments between participants pursuant to a collaborative arrangement ~~whenever~~that are within the scope of other authoritative accounting literature on income statement classification are accounted for using the relevant provisions of that literature. If the payments are not within the scope of other authoritative accounting literature, the income statement classification for the payments is based on an analogy to authoritative accounting literature or if there is ~~a change in either the roles of the participants or the participants’ exposure to significant risks and rewards dependent on the ultimate commercial success of the endeavor. For those collaborative arrangements where it is determined that the Company is the principal participant, costs incurred and revenue generated from third parties are recorded on a gross basis~~no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election. Payments received from a collaboration partner to which this policy applies may include upfront payments in ~~the financial statements~~respect of a license of intellectual property, regulatory and sales-based milestones, profit share payments, and royalties.

Refer to the discussion in Note 3.          Collaboration Agreement, for further discussion of the accounting related to the Bayer agreement.

Revised Note 3.               Collaboration Agreement

Agreement Terms

On November 14, 2017, the Company entered into  the Bayer  Agreement pursuant to which the Company and Bayer will collaborate to develop and commercialize larotrectinib and LOXO-195, the Company’s franchise of highly selective TRK inhibitors for patients with TRK fusion cancers. Pursuant to the Bayer Agreement, Loxo has granted co-exclusive development and commercialization licenses to Bayer for both larotrectinib and LOXO-195. Upon the effective date, the Company became eligible for a non-refundable, upfront cash payment of $400 million from Bayer. In accordance with the terms of the Bayer Agreement, the Company received $250 million in November 2017 and ~~recorded a receivable for~~ the remaining $150 million~~, to be received~~ in March 2018.

In addition to an upfront cash payment of $400 million, the Company is eligible to receive $450 million in milestone payments upon larotrectinib regulatory approvals and first commercial sale events in certain major markets and an additional $200 million in milestone payments upon LOXO-195 regulatory approvals and first commercial sale events in certain major markets.

The Company will lead global development activities and regulatory activities in the United States. Bayer will lead regulatory activities outside the United States and global commercial activities. Globally, the Company will be responsible for 50% of development costs~~.~~ incurred after January 1, 2018. In the United States, where the Company and Bayer will co-promote the products, the Company will be responsible for 50% of the commercial costs and receive 50% of the profits. In addition to the milestones described above, Bayer will pay the Company a $25 million milestone upon achieving a certain aggregate U.S. net sales threshold. The Company will have the right to opt-out of the U.S. co-promotion, in which case the Company would receive a royalty in the low thirties percentage range on U.S. net sales, which is meant to approximate the economics of the 50/50 profit split. Both parties will participate on a Global Steering Committee and a Joint Steering Committee and will participate in working groups established by the Committees.

Outside of the United States,  where Bayer will commercialize, Bayer will pay the Company tiered, double digit royalties on net sales, and sales milestones totaling $475 million.

The  Bayer  Agreement will terminate as to a product or country upon the expiration of the royalty term applicable to such product in such country. The Bayer Agreement may be terminated by either party for material breach or bankruptcy. In addition, (i) Bayer may terminate the Bayer Agreement after the fourth anniversary of the effective date upon written notice to Loxo which termination shall be effective 18 months following the Company’s receipt of such notice, or (ii) Bayer shall have the right, but not the obligation, to terminate the Bayer Agreement with respect to the Co-Promotion Territory or in its entirety by written notice to Loxo with immediate effect in the event that Loxo receives a “complete response letter” from the U.S. Food and Drug Agency with respect to larotrectinib, or if Loxo does not receive marketing approval for larotrectinib by December 31, 2018.

The Agreement contains customary representations, warranties and covenants by the Company and Bayer. Each of the Company and Bayer is required to indemnify the other party against all losses and expenses related to breaches of its representations, warranties and covenants under the Agreement.

~~Revenue Recognition~~

To account for the Bayer Agreement, the Company applied the guidance in ASC 808  Collaborative Arrangements~~.~~ as the parties are active participants and are exposed to significant risks and rewards dependent on commercial success of the collaborative activity.  The Company also determined that the arrangement does not represent a vendor-customer relationship.  ASC 808 does not contain prescriptive guidance on the measurement or recognition of ~~revenues.~~ collaborative arrangements. Therefore, there was significant judgment applied in determining a reasonable, rational  method of ~~recognizing revenue under~~accounting for the Bayer Agreement, with the Company considering the guidance in ASC 606  Revenue from Contracts with Customers~~. The Company identified the following performance obligations under the Bayer Agreement relating to~~  as well as ASC 730 Research and Development.

Collaboration Revenue

The Company concluded that the upfront payment~~: (1) the grant~~ of ~~licenses~~$400 million related to the transfer of the licenses to Bayer.  The Company considered the guidance in ASC 606 to determine whether and, if so, how to separate the licenses and concluded that Bayer is able to obtain the utility of the larotrectinib~~, (2) the grant of~~  and LOXO-195 licenses separately.

The Company also considered the guidance in ASC 606 to determine the measurement of the arrangement consideration related to ~~LOXO-195, (3)~~ the licenses.  At contract inception, the Company determined that the upfront payment should be included in the transaction price and constituted the consideration to be allocated to the two licenses.  The future potential milestone amounts were not included in the transaction price, as they were all determined to be fully constrained following the concepts of ASC 606.  Additionally, the Company expects that any consideration related to royalties and sales-based milestones will be recognized when the subsequent sales occur.

The Company also considered the guidance in ASC 606 to allocate the arrangement consideration to the two licenses.  The Company allocated the estimated consideration to the licenses based on its estimates of the relative estimated standalone selling prices. This resulted in an allocation at contract inception of $280 million to larotrectinib and $120 million to LOXO-195.  In the event it is probable that a significant reversal of income will not occur for a regulatory milestone, it will be included in the license consideration and allocated to the specific license to which it relates.

In order to determine the period of attribution of the license consideration, the Company considered that Bayer is unable to obtain the utility of the licenses without the benefit of the research and development activities ~~for larotrectinib, (4) research and development activities for LOXO-195. The Company determined that each of the licenses is not a separate unit of accounting from its research and development activities because they significantly increase the utility of the intellectual property transferred.~~

~~The Company concluded that it will utilize~~.  Therefore, the Company will recognize collaboration revenue for the licenses over time using a proportional performance method ~~to recognize revenue under the Bayer Agreement.~~.   In applying the proportional performance method of ~~revenue~~ recognition, collaboration revenue will be recognized based on actual development costs incurred as a percentage of the total budgeted development costs over the time period the Company completes its development activities, which the Company believes is the most appropriate measure of the utility provided to Bayer.  The Company estimates that the collaboration revenue will be ~~five~~recognized over a weighted average period of 1.5 years for larotrectinib and ~~seven~~2.5 years for LOXO-195. A proportional performance method of ~~revenue~~ recognition requires management to make estimates of costs to complete the development activities. In making such estimates, significant judgment is required to evaluate assumptions related to cost estimates. The cumulative effect of increases in the license consideration related to regulatory milestones or revisions to estimated costs to complete the Company’s performance obligations will be recorded in the period in which changes are identified and amounts can be reasonably estimated. A significant change in these assumptions and estimates could have a material impact on the timing and amount of collaboration revenue recognized in future periods.

The Company has not yet recognized any revenues for milestone payments as the related regulatory or sales milestones have not yet been achieved.

~~The Company and Bayer will make quarterly cost-sharing payments to one another in amounts necessary to ensure that each party bears its contractual share of the overall shared costs incurred.~~

~~For the year ended December 31, 2017, the Company recognized $21.3 million of revenue under the Bayer Agreement related to the portion of the upfront payment earned during the period. No revenue was recognized for the years ended December 31, 2016 or 2015.~~

Research and Development Activities

The Company is incurring global development costs, with Bayer responsible for 50% of such costs.  The Company will record all costs associated with the development activities as Research and Development Expenses in the consolidated statement of operations consistent with ASC 730. The reimbursement of a portion of the development costs by Bayer is representative of the joint risk sharing nature of the arrangement.  The Company considered the guidance in ASC 808 and will recognize the payments received from Bayer as a reduction to research and development expense when the related costs are incurred. For the three and nine months ended September 30, 2018, the Company recognized the reimbursement from Bayer of $[x.x] million and $[x.x] million, respectively.

Commercialization Activities

Bayer is the principal as it relates to the commercialization of products.  Therefore, profits and losses related to commercialization activities, including sales based milestones, royalties and the Company’s 50% share of US profits or losses and commercialization costs incurred by Bayer, will be recognized as collaboration revenue. Commercialization costs incurred by the Company will be recognized as a reduction to the collaboration revenue.

The following table shows the components of revenue from the collaboration agreement for the three and nine months ended September 30, 2018 and 2017 (in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018		2017	2018		2017
	(unaudited)			(unaudited)
Upfront:
Revenue recognized from $400M upfront payment	$ xxxx		$—	$ xxxx		$—

Milestones	—		—	—		—

Royalties	—		—	—		—

Co-promote:
Product revenue subject to profit sharing (as recorded by Bayer)	—		—	—		—
Combined cost of goods sold, distribution, selling, general and administrative expenses	(xxxx	)	—	(xxxx	)	—
Combined collaboration co-promotion profit/(loss)	(xxxx	)	—	(xxxx	)	—

Loxo Oncology’s 50/50 share of collaboration co-promotion profit/(loss)	(xxxx	)	—	(xxxx	)	—

Total revenue from collaboration agreement	$ xxxxx		$—	$ xxxx		$—